VS 3/17

11021091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2011
Washington, DC
110

SEC FILE NUMBER
8- 44065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTHAMPTON STREET, P.O. BOX 1659
(No. and Street)

EASTON	PA	18044
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HENRY R. D'ALBERTO (610) 599-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD, SUITE 102,	ALLENTOWN	PA	18104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/30

OATH OR AFFIRMATION

I, HENRY R. D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Carolyn Maguire, Notary Public
East Stroudsburg Boro, Monroe County
My Commission Expires July 21, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kirk, Summa & Co., LLP

February 16, 2011
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 51,387	$ 22,276
Certificate of deposit	-	25,794
Commissions receviable	37,343	58,625
Federal income tax refund receivable	-	6,225
Prepaid corporate income tax	2,083	-
TOTAL CURRENT ASSETS	90,813	112,920
FIXED ASSETS		
Office Equipment	53,359	53,359
Furniture & Fixtures	1,781	1,781
Less: Accumulated depreciation	(54,974)	(54,862)
TOTAL FIXED ASSETS	166	278
TOTAL ASSETS	$ 90,979	$ 113,198
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 807	$ 630
Bank overdrafts	-	-
Commissions payable	28,565	43,689
Accrued income tax	650	3,348
TOTAL CURRENT LIABILITIES	30,022	47,667
STOCKHOLDER'S EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained earnings (deficit)	(12,653)	(16,119)
	68,997	65,531
Less: 804 shares of common stock in treasury at cost	(8,040)	-
TOTAL STOCKHOLDER'S EQUITY	60,957	65,531
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 90,979	$ 113,198

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commissions	$ 777,745	$ 600,839
Interest income	285	717
Federal tax refund	-	6,225
Other revenues	10,127	12,825
TOTAL REVENUES	788,157	620,606
SELLING EXPENSES	587,108	483,786
GENERAL AND ADMINISTRATIVE EXPENSES	196,394	112,366
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	783,502	596,152
NET INCOME BEFORE PROVISION FOR INCOME TAXES	4,655	24,454
PROVISION FOR INCOME TAXES	1,189	3,934
NET INCOME AFTER TAXES	$ 3,466	$ 20,520

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED BORROWINGS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Beginning Liability - January 1	$ -	$ -
Additions:	-	-
Subtractions:	-	-
Ending Balance - December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock		Retained	Treasury Stock Common		Total Stockholders'
	Shares	Amount	Earnings(Deficit)	Shares	Amount	Equity
Balances at January 1, 2010	8,165	$ 81,650	$ (16,119)	-	$ -	$ 65,531
Net Income(Loss)	-	-	3,466			3,466
Net purchse of common shares for treasury				2,000	(8,040)	(8,040)
Balances at December 31, 2010	8,165	$ 81,650	$ (12,653)	2,000	$ (8,040)	$ 60,957

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,466	$ 20,520
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	112	200
(Increase) decrease in current assets:		
Commissions receivable	21,282	(47,163)
Certificate of deposit	25,794	(683)
Prepaid corporate income tax	(2,083)	2,057
Federal income tax receivable	6,225	(6,225)
Increase (decrease) in current liabilities:		
Accounts payable	177	(2,066)
Bank overdrafts	-	(639)
Commissions payable	(15,124)	35,092
Accrued income tax	(2,698)	3,348
TOTAL ADJUSTMENTS	33,685	(16,079)
NET CASH PROVIDED BY OPERATING ACTIVITIES	37,151	4,441
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of common stock for treasury	(8,040)	-
NET CASH (USED) IN FINANCING ACTIVITES	(8,040)	-
NET INCREASE IN CASH	29,111	4,441
CASH AT BEGINNING OF YEAR	22,276	17,835
CASH AT END OF YEAR	$ 51,387	$ 22,276
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ -	$ -
Income taxes paid	$ 5,431	$ 586

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2010 or 2009.

Use of Estimates

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment and furniture are stated at cost and are depreciated under the straight line basis over estimated useful lives of five to seven years. Depreciation was $112 and $200 respectively for 2010 and 2009.

Maintenance and Repairs

Property and equipment are carried at cost less accumulated depreciation. Depreciation is deducted on a straight-line basis and is provided over the useful lives of the related assets. Maintenance and repairs are charged to operations when incurred. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES-continued

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $11,700 for 2010 and $9,900 for 2009.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years have assured collection.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements.

NOTE B – CERTIFICATE OF DEPOSIT

A certificate of deposit was purchased from Soverign Bank on November 19, 2003 in the amount of $30,000. The term is nine months and bears interest at 3.97 percent annually. The certificate of deposit has been continually renewed every six months. The value of the certificate of deposit was $- and $25,794 at December 31, 2010 and 2009, respectively.

NOTE C - ADVERTISING COST

Advertising costs of $1,674 and $2,026 were incurred for the years ended December 31, 2010 and 2009, respectively. All advertising costs are expensed as incurred.

NOTE D – INCOME TAXES

Income tax expense includes federal and state income taxes due currently after using up prior net operating losses. The provision for income tax amounts to $650- in 2010 and $2,678 for 2009. The components of the provision for income taxes for the years ended December 31, 2009 and 2008 are as follows:

		2010	2009
Current	- Federal	$ -	$ 2,678
	- State	650	670
		$ 650	$ 3,348

The corporate tax returns have not been prepared for the year ended December 31, 2010. There is a liability of $ 640 which leaves $ 2,083 of prepaid federal income tax at December 31, 2010.

NOTE E – TREASURY STOCK

In August 2010, the Board of Directors authorized the Company to repurchase of 2,000 shares of common stock. During October 2010, the Company repurchased 2,000 shares at an aggregate cost of $8,040.

NOTE F – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2010 and 2009, and have issued our report thereon dated February 16, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the following statements and schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

February 16, 2011
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Aggregate indedbedness:		
Total liabilities from balance sheet	$ 30,022	$ 47,667
Net capital:		
Stockholder's equity from balance sheets	60,957	65,531
Deduct: Non allowable asset, property and equipment	(166)	(278)
Nonallowable receivable	(10,251)	(13,929)
NET CAPITAL	$ 50,540	$ 51,324
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness of $30,022 and $47,667 respectively)	$ 2,002	$ 3,178
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	45,540	46,324
Excess net capital at 1,000%	$ 47,538	$ 46,557
Ratio:		
Aggregate indebtedness to net capital	0.594:1	0.929:1

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2010 AND 2009

Schedule II

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2010	2009	2010	2009	2010	2009
A)	Gross Capital	$ 60,957	$ 62,654	$ -	$ 2,877	$ 65,531	$ 65,531
B)	Add:						
	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-	-	-	-	-
C)	Deduct:						
	Total nonallowable assets from Statement of Financial Condition	(10,417)	(14,207)	-	-	(10,417)	(14,207)
	Net capital	$ 50,540	$ 48,447	$ -	$ 2,877	$ 55,114	$ 51,324

		2010	2009
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to income tax receivable	$ -	$ 6,225
	Adjustment ot accrued income tax	-	(3,348)
	Total Adjustments	$ -	$ 2,877

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
SELLING EXPENSES		
Advertising	$ 2,035	$ 2,026
Auto lease and expense	3,349	3,820
Commissions	566,914	467,410
Entertainment	520	420
Meetings	2,254	-
Regulatory fees	9,983	7,035
Training programs	-	1,840
Travel	2,053	1,235
TOTAL SELLING EXPENSES	587,108	483,786
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank and other charges	1,534	849
Computer expenses	3,210	3,451
Contributions	375	-
Depreciation	112	200
Dues and subscriptions	676	-
Employee benefits	6,698	9,377
Insurance	2,748	2,492
Licenses permits and fees	5,577	5,982
Miscellaneous	75	1,128
Office suppplies	5,177	5,519
Payroll taxes	10,497	4,788
Penalties	-	476
Postage	3,012	1,676
Professional fees	7,915	7,383
Rent	11,700	9,900
Repairs and maintenance	1,394	1,469
Salaries	128,855	50,502
Telephone	4,971	5,412
Utilities	1,868	1,762
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	196,394	112,366
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 783,502	$ 596,152

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX 610-770-0177

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
American Financial Associates, Inc.

In planning and performing our audit of the accompanying financial statements and supplementary schedule of American Financial Associates, Inc. (the Company), as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Kirk, Summa & Co., LLP

February 16, 2011
Allentown, PA

AMERICAN FINANCIAL ASSOCIATES, INC.
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2010

	Copies
American Financial Associates, Inc. 1700 Northampton Street PO Box 1659 Easton, PA 18044-1659	5
Finra/Financial Operations 9509 Key West Avenue, 5th Floor Rockville, MD 20850 Attn: Herani Dansamo	2
Securities and Exchange Commission Registration Branch Mail Stop 8031 100 F Street, NE Washington, DC 20549	2
Securities and Exchange Commission The Mellon Independence Center Daniel M. Hawke, Regional Director 701 Market Street Suite 2000 Philadelphia, PA 19106-1532	1
FINRA Attn: Christine Kolbert 1835 Market Street Suite 1900 Philadelphia, PA 19103-2932	1